UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of      February 8, 2005.

Commission File Number      33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BURNS, PHILP & COMPANY LIMITED
 ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

8 February 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited:

Interim Report for the six months ended 31 December 2004

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the Issuer of NZ$212,500,000 Capital Notes, which were issued during the period from 5 May 2003 to 27 June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

 REGISTERED ADDRESS:
LEVEL 3
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

8 February 2005

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited:

Interim Report for the six months ended 31 December 2004

In accordance with Listing Rule 10.5.2, I enclose for lodgment a copy of the Goodman Finance Limited Interim Report for the six months ended 31 December 2004.

The Interim Report is dated 8 February 2005 and is in final terms as prepared for printing. The Interim Report will be posted to Noteholders on 14 February 2005.

Goodman Finance Limited is the Issuer of NZ$212,500,000 Capital Notes, which were issued during the period from 5 May 2003 to 27 June 2003.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

INTERIM REPORT

FOR THE SIX MONTH PERIOD ENDED

31 DECEMBER 2004

Directory

DIRECTORS
Graeme R Hart (Chairman)
Thomas J Degnan
Allen P Hugli
Bryce M Murray

AUDIT COMMITTEE
Graeme R Hart
Thomas J Degnan

REGISTERED OFFICE
Level 3
Goodman Fielder House
Cnr Springs & East Tamaki Roads
East Tamaki, Auckland
New Zealand

Contact:
Corporate Controller
Goodman Finance Limited
Telephone: +64 9 272 1217
Facsimile: +64 9 272 1202

Parent contact:
Company Secretary
Burns, Philp & Company Limited
GPO Box 543
Sydney NSW 2001
Australia
Telephone: +61 2 9259 1111
Facsimile: +61 2 9247 3272
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com

AUDITORS
KPMG

CAPITAL NOTES REGISTRAR
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92119, Auckland 1020)
New Zealand
Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

GOODMAN FINANCE LIMITED

FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004

GOODMAN FINANCE LIMITED
CHAIRMAN’S REPORT

The Directors of Goodman Finance Limited (Goodman Finance) present the half year report on the results of Goodman Finance for the six months to 31 December 2004.

Goodman Finance has reported a profit of $0.3 million for the six months to 31 December 2004.

Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (Burns Philp). It was incorporated for the sole purpose of issuing Capital Notes. Goodman Finance does not conduct any trading activities, but is a conduit for receiving interest from Burns Philp and certain of its subsidiaries in order to fund Goodman Finance paying interest on the Capital Notes. In addition, it acts as guarantor and to provide security for the obligations of other companies in the Burns Philp Group under other debt facilities which are senior in the right of repayment to the Capital Notes.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

Accordingly, the information contained in this half year report should be read in conjunction with the Burns Philp Half Year Financial Report for the period ended 31 December 2004 which was released on 3 February 2005 to the Australian Stock Exchange Limited (ASX) and the New Zealand Exchange Limited. A copy of the Burns Philp Half Year Financial Report is available on Burns Philp’s website at www.burnsphilp.com and on the ASX website. An extract from the Directors’ Report of the Burns Philp Half Year Financial Report is set out on pages 5 to 6.

Payment of Interest

Interest on the Capital Notes is payable quarterly in arrears as follows:

•	15 March, 15 June, 15 September and 15 December in respect of 2008 Capital Notes; and

•	15 February, 15 May, 15 August and 15 November in respect of 2011 Capital Notes.

If the interest date is not a business day, payment will occur on the next business day after that date.

/s/    Graeme Hart
Graeme Hart
Chairman

8 February 2005

EXTRACT FROM THE DIRECTORS’ REPORT OF THE BURNS PHILP HALF YEAR FINANCIAL REPORT

CONSOLIDATED GROUP RESULTS

Burns, Philp & Company Limited (Burns Philp) is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. We operate internationally, however, following the sale of the Group’s Yeast and Bakery Ingredients and Herbs & Spices businesses in September 2004, the Group operates primarily in Australasia. We have leading products and brands enjoying significant market shares in each of our principal markets.

During the period the Group completed the sale of its Yeast and Bakery Ingredients and Herbs & Spices businesses for total proceeds of US$1.350 billion. The proceeds were used to repay all of the Group’s senior secured debt.

	6 Months ended
AUD million	December 31
	2004	2003

Sales	1,446.0	1,739.0

EBITDA before individually significant items
Goodman Fielder	205.5	159.4
Corporate/Other	(13.5)	(15.3)
Discontinued businesses	47.1	128.5

EBITDA before individually significant items	239.1	272.6
Individually significant items
Unrealised foreign exchange gain	26.2	69.5
Profit on sale of businesses (excess of proceeds over book value of net assets sold)	774.0	—
Goodman Fielder restructuring costs	—	(13.9)
Recovery of Bartter loan	—	30.0

EBITDA	1,039.3	358.2
Depreciation	(48.4)	(58.0)
Amortization of intangibles	(46.0)	(47.7)

EBIT	944.9	252.5

Net interest expense	(94.4)	(141.5)
Income tax expense before individually significant items	(15.2)	(22.5)
Individually significant income tax expense on sale of businesses	(46.5)	—
Outside equity interests	(2.3)	(2.2)

Net profit attributable to members of Burns, Philp & Company Limited	786.5	86.3

Financial Highlights

During the six month period ended December 31, 2004, we completed the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs & Spices. These sales have significantly affected the result for the period and our financial position at period end.

Overall, net profit for the current period increased to A$786.5 million, from A$86.3 million in the corresponding period of fiscal 2004, primarily reflecting the gain on sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses.

On September 3, 2004, we completed the sale of our Herbs & Spices business, Tone Brothers, Inc., to Associated British Foods, plc (“ABF”) for proceeds of US$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for proceeds of US$1,175.0 million. We have recorded a net after tax gain on the sale of these businesses of approximately A$727.5 million. We used the proceeds to repay all amounts outstanding under our secured senior loan facilities. The net gain on sale was determined after reflecting the write-off of certain deferred borrowing costs related to these facilities, as well as other costs associated with their termination. Both sales are subject to post-completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales. It is not expected that there will be any material adjustments to the net profit on sale of either business as a result of these adjustments.

Following completion of these sales and the repayment of our secured senior loan facilities, we have reduced our net debt to A$766.9 million at December 31, 2004 compared to A$2,634.8 million at June 30, 2004. Once the post-completion adjustments are finalised, we expect to reduce our net debt by a further A$60 million.

At the same time, earnings from our continuing Goodman Fielder businesses continue to increase, reflecting the benefits of the restructuring activities completed during the 2004 financial year. We are satisfied with the initiatives implemented to date and continue to pursue additional projects to further enhance profitability.

Review of Operations

A review of the Group’s businesses follows.

Goodman Fielder

Following the sale of the Herbs & Spices and Yeast and Bakery Ingredients businesses, the Group’s continuing operations are now primarily comprised of the Goodman Fielder businesses acquired in March 2003. The Group has realigned the management of these businesses around these key products, production processes, types of customers and distribution channels.

	Uncle Tobys		Quality Bakers		Meadow Lea Foods		Total
	Snacks Group		Baking Group		Spreads & Oils

Results
	6 months ended Dec 31,		6 months ended Dec 31,		6 months ended Dec 31,		6 months ended Dec 31,

A$ million	2004	2003	2004	2003	2004	2003	2004	2003

Sales	259.1	247.3	449.9	443.6	492.7	484.3	1,201.7	1,175.2
EBITDA*	54.8	45.4	62.4	50.3	88.3	63.7	205.5	159.4
EBIT*	29.7	21.4	33.9	22.1	61.9	40.3	125.5	83.8

Products	Nutritious snacks Salty snacks Breakfast cereals Soups		Loaf Bread Muffins and crumpets Buns and rolls		Margarine Table sauces Salad dressings Cooking oils Flour

Major Brands	Uncle Tobys Bluebird Le Snak		Mighty Soft Wonder White Molenberg Helgas Vogels		Meadow Lea Praise White Wings Paul Newman’s Own

* excludes individually significant items

Overall, we are satisfied with the performance of the Goodman Fielder businesses. EBITDA for the period, before individually significant items, was A$205.5 million, an increase of 29% over the prior corresponding period.

Uncle Tobys

Our Uncle Tobys business operates in Australia and New Zealand with additional sales into the Pacific Islands. Revenue was up on the prior period due to new product development and continued growth in the snacks category. Earnings increased as a result of improved sales and cost reduction initiatives.

Quality Bakers

Our Quality Bakers operations are conducted in Australia and New Zealand from 41 manufacturing sites. Sales were flat year over year. Earnings increased primarily as a result of cost reduction initiatives and lower input costs.

Meadow Lea Foods

Our Meadow Lea Foods business operates primarily in Australia and New Zealand in both retail and commercial markets. It also operates in Fiji, PNG and New Caledonia. Revenue was flat when compared to the corresponding period last year. We have foregone some volume where pricing was at unacceptable margins. Average pricing has improved. Cost reduction initiatives have led to an overall improvement in earnings.

Discontinued Businesses

The Yeast and Bakery Ingredients and Herbs & Spices businesses were sold during the period. Their operating profits are included in the consolidated results up until the date of sale.

GOODMAN FINANCE LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004

	Note	Unaudited	Unaudited	Audited
		Six months	Six months	Year ended
		ended	ended	30 June
		31 December	31 December	2004
		2004	2003
		$	$	$
Total operating revenue	2	11,887,890	12,724,529	24,426,436
Total operating expenses	2	(11,409,189)	(11,450,537)	(23,058,359)

Operating surplus before income tax		478,701	1,273,992	1,368,077
Income tax (expense)/benefit		(157,971)	79,638	48,590

Net surplus after tax for the period		320,730	1,353,630	1,416,667

STATEMENT OF MOVEMENTS IN EQUITY
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004

	Note	Unaudited	Unaudited	Audited
		Six months	Six months	Year ended
		ended	ended	30 June
		31 December	31 December	2004
		2004	2003
		$	$	$
Total recognised revenues and expenses
Net surplus after tax for the period		320,730	1,353,630	1,416,667
Contributions from owners
Shares issued	4	—	—	—

Movements in equity for the period		320,730	1,353,630	1,416,667
Equity at the beginning of the period		(98,553)	(1,515,220)	(1,515,220)

Equity at the end of the period	4	222,177	(161,590)	(98,553)

The accompanying notes to the unaudited financial statements form part of, and should be read in conjunction with, these unaudited financial statements.

GOODMAN FINANCE LIMITED
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Note	Unaudited	Unaudited	Audited
		31 December	31 December	30 June
		2004	2003	2004
		$	$	$
Current assets
Cash balances		17,834	50,179	48,294
Receivables		—	2,145,013	11,987

		17,834	2,195,192	60,281

Non-current assets
Receivable – related party		208,224,566	203,778,888	206,851,174
Deferred debt issue costs		7,431,514	9,311,564	8,380,745

		215,656,080	213,090,452	215,231,919

Total assets		215,673,914	215,285,644	215,292,200

Current liabilities
Creditors		1,338,432	1,229,063	1,423,432
Provision for tax		356,698	—	—

		1,695,130	1,229,063	1,423,432

Non-current liabilities
Borrowings – Capital Notes	3	212,500,000	212,500,000	212,500,000
Provision for deferred income tax		1,256,607	1,718,171	1,467,321

		213,756,607	214,218,171	213,967,321

Total liabilities		215,451,737	215,447,234	215,390,753

net assets/(liabilities)		222,177	(161,590)	(98,553)

Equity
Attributable to the shareholder of Goodman Finance Limited	4	222,177	(161,590)	(98,553)

		222,177	(161,590)	(98,553)

The accompanying notes to the unaudited financial statements form part of, and should be read in conjunction with, these unaudited financial statements.

GOODMAN FINANCE LIMITED
STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004

	Note	Unaudited	Unaudited	Audited
		31 December	31 December	30 June
		2004	2003	2004
		$	$	$
Net cash from operating activities
Cash provided from:
Interest income received		8,947	200,018	213,538
Receipt on transfer of tax losses		—	—	1,952,610

		8,947	200,018	2,166,148

Cash applied to:
Income tax paid		—	—	(40,206)
Interest paid		(10,398,191)	(10,972,923)	(21,371,128)
Other operating expenses		(146,766)	(62,880)	(208,586)

		(10,544,957)	(11,035,803)	(21,619,920)

	5	(10,536,010)	(10,835,785)	(19,453,772)

Net cash used in investing activities
Cash applied to:
Repayment of loans from related party		10,505,550	11,236,145	21,817,322
Loans to related party		—	(31,000,000)	(32,965,075)

		10,505,550	(19,763,855)	(11,147,753)

Net cash from financing activities
Cash applied to:
Debt issue costs paid		—	(5,517,491)	(5,517,491)

		—	(5,517,491)	(5,517,491)

Net decrease in cash balances		(30,460)	(36,117,131)	(36,119,016)

Total movement in cash balances		(30,460)	(36,117,131)	(36,119,016)

Cash balances at the beginning of the financial period
Bank and cash on hand		48,294	36,167,310	36,167,310

Cash balances at the end of the financial period
Bank and cash on hand		17,834	50,179	48,294

The accompanying notes to the unaudited financial statements form part of, and should be read in conjunction with, these unaudited financial statements.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004

1.	Significant Accounting Policies

(a)	Basis of Preparation

The interim financial statements of Goodman Finance Limited (Goodman Finance) have been prepared in accordance with FRS-24: Interim Financial Statements, and should be read in conjunction with the annual financial statements. The disclosure required in the interim financial statements is less extensive than that required for the annual financial statements.

Goodman Finance is a company domiciled in New Zealand and is registered under the Companies Act 1993. The reporting currency used in the preparation of these financial statements is New Zealand dollars.

The financial statements comprise statements of the following: financial performance, movements in equity, financial position, cash flows and significant accounting policies, as well as the notes to these financial statements.

There are no significant changes in accounting policies. Goodman Finance is a wholly owned subsidiary of Burns, Philp & Company Limited (Burns Philp).

Goodman Finance was principally incorporated to participate in the funding of the acquisition of Goodman Fielder Limited, now Goodman Fielder Pty Limited (Goodman Fielder) by Burns Philp through the issue of the Capital Notes.

(b)	Accounting convention

The financial statements are based on the general principles of historical cost accounting. These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in New Zealand. Where no financial reporting standard or statement of standard accounting practice exists in New Zealand in relation to a particular issue, the accounting policies adopted have been determined with regard to the group accounting policies of Burns Philp, which reports its financial information in accordance with Australian GAAP.

(c)	Estimates

The preparation of financial statements in conformity with GAAP requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Interest revenue

Interest revenue is recognised in the statement of financial performance as it accrues on cash balances and other interest bearing receivables.

(e)	Deferred debt issue costs

Ancillary costs incurred in connection with the raising of the Capital Notes are capitalised and amortised over the life of the borrowings.

(f)	Cash and cash equivalents

For the purpose of the statement of cash flows, cash comprises bank cash balances.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004
(continued)

(g)	Taxation

Income tax expense/benefit is recognised on the operating surplus/deficit before taxation adjusted for permanent differences between taxable and accounting income. Deferred tax is calculated using the comprehensive basis under the liability method. This method involves recognising the tax effect of all temporary differences between accounting and taxable income as a deferred tax asset or liability in the statement of financial position. The future tax benefit or provision for deferred tax is stated at the income tax rates prevailing at balance date. Future tax benefits are not recognised unless realisation of the asset is virtually certain.

(h)	Capital Notes

The Capital Notes are recognised in the statement of financial position at the issue price at the time they were issued, as a debt financial instrument. The interest expense on the Capital Notes is recognised in the statement of financial performance as it accrues.

2.	Operating Surplus Before Income Tax

	Unaudited	Unaudited	Audited
	Six months ended	Six months ended	Year ended
	31 December	31 December	30 June
	2004	2003	2004
	$	$	$
Operating surplus before income tax has been determined after crediting/(charging):
Interest income	11,887,890	12,724,529	24,426,436
Interest expense	(11,347,422)	(11,437,431)	(22,784,548)
Other operating expenses	(61,767)	(13,106)	(273,811)

	478,701	1,273,992	1,368,077

3.	Capital Notes

2008 Capital Notes 9.75% p.a.	173,684,000	173,684,000	173,684,000
2011 Capital Notes 9.95% p.a.	38,816,000	38,816,000	38,816,000

	212,500,000	212,500,000	212,500,000

Goodman Finance has issued $212.5 million Capital Notes. These instruments are guaranteed by Burns Philp and certain of its wholly-owned subsidiaries. The Capital Notes and the guarantees are unsecured and subordinated obligations of Goodman Finance and the guarantors, ranking behind all their other secured and unsecured liabilities. The Capital Notes were issued in two series, one series which has an initial election date of 15 December 2008 and bears an interest rate of 9.75% per annum and the other series which has an initial election date of 15 November 2011 and bears an interest rate of 9.95% per annum.

Upon the maturity of the Capital Notes, the Capital Notes may continue upon new terms (if this is proposed by Goodman Finance and if the note holder accepts the new terms) or, at either the noteholder or Goodman Finance’s discretion, may be redeemed in cash equal to the face value of the Capital Notes. Notwithstanding any election made by a noteholder, Goodman Finance may, in its sole discretion, elect to procure redemption of the Capital Notes by Burns Philp issuing ordinary shares in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, the Capital Notes and the New Zealand dollar equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale price of a Burns Philp share sold on the ASX during the period of 10 business days immediately prior to the election date (adjusted to eliminate the effect of any dividend entitlement or similar transaction reflected in the price but to which a noteholder would not be entitled).

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004
(continued)

4.	Equity

	Unaudited	Unaudited	Audited
	Six months ended	Six months ended	Year ended
	31 December	31 December	30 June
	2004	2003	2004
	$	$	$
Paid in share capital	100	100	100
Retained profit/(Accumulated deficit)	222,077	(161,690)	(98,653)

	222,177	(161,590)	(98,553)

5.	Reconciliation of Net Cash Flow From Operating Activities

a) The following is a reconciliation between the surplus after income tax shown in the statement of financial performance and the net cash flow from operating activities.

	Unaudited	Unaudited	Audited
	Six months ended	Six months ended	Year ended
	31 December	31 December	30 June
	2004	2003	2004
	$	$	$
Net surplus after income tax	320,730	1,353,630	1,416,667

Non-Cash Items:
Amortisation of deferred debt issue costs	949,231	954,236	1,885,054
Interest income from related party	(11,878,942)	(12,524,511)	(24,212,898)
Movements in Working Capital:
(Increase)/decrease in current receivables	11,987	(2,145,013)	(11,987)
Decrease in non-current receivables	—	297,430	297,430
(Decrease) in trade creditors	(85,000)	(489,728)	(295,359)
Increase in tax liabilities	145,984	1,718,171	1,467,321

Net cash from operating activities	(10,536,010)	(10,835,785)	(19,453,772)

b) There were no other significant non-cash financing and investing activities during the current period.

GOODMAN FINANCE LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2004
(continued)

6.	Contingent Liabilities

Goodman Finance is a guarantor in respect of certain debt facilities of the Burns Philp Group (being Burns Philp & Company Limited and its subsidiaries) which are senior in right of repayment to the Capital Notes (Senior Debt Agreements).

As at 31 December 2004, these Senior Debt Agreements include the US$400 million 9.75% unsecured Senior Subordinated Notes due 2012, the US$210 million 10.75% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9.5% unsecured Senior Notes due 2010, in addition to a number of small financings. As at 31 December 2004, the Burns Philp Group had approximately NZ$555.7 million outstanding under the US$400 million 9.75% Senior Subordinated Notes due 2012, approximately NZ$291.7 million outstanding under the US$210 million 10.75% Senior Subordinated Notes due 2011 and approximately NZ$138.9 million outstanding under the US$100 million 9.5% Senior Notes due 2010.

Goodman Finance had also provided a guarantee and security in respect of certain of the Burns Philp Group’s debt facilities. These included senior secured term loan facilities comprising the A$1.3 billion secured Senior Funding Agreement and the US$270 million secured Senior Funding Agreement. These facilities have been repaid, with approximately US$90.0 million of the proceeds from the sale of the Herbs & Spices business being used to reduce the senior secured debt on 10 September 2004 and the balance being repaid on 7 October 2004 from the proceeds of the sale of the Yeast and Baking Ingredients business. The guarantee and security provided by Goodman Finance continues to secure a number of financings typically involving small amounts extending to operating companies in the Burns Philp Group.

Goodman Finance has also provided an indemnity (Indemnity) in respect of a bank bond provided to the New Zealand Stock Exchange for NZ$75,000 in connection with the Capital Notes. The Indemnity has been granted on an unsecured and unsubordinated basis.

7.	Subsequent Events

No events have occurred subsequent to balance date which would have a material effect on the financial report.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED
(Registrant)

Date	February 8, 2005	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer